SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               PAN AM CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
                         (Title of Class of Securities)


                                   697758 10 0
                                 (CUSIP Number)


                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 373-3026
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                         (Continued on following pages)

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Micky Arison 1997 Holdings Trust
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   696,429
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  696,429
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  696,429
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   3.3%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1997 Holdings, L.P.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   696,429
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  696,429
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  696,429
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   3.3%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1997 Holdings, Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   696,429
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  696,429
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  696,429
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   3.3%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     The Micky Arison 1994 "B" Trust
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,232,142
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power 8,232,142
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,232,142
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  39.1%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1994 B Shares, L.P.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,232,142
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power 8,232,142
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,232,142
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  39.1%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1994 B Shares, Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,232,142
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power 8,232,142
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,232,142
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  39.1%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     JMD Delaware, Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,928,571
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  8,928,571
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,928,571
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   42.4%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     James M. Dubin
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization  United States
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,928,571
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  8,928,571
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,928,571
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  42.4%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  697758 10 0

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Micky Arison
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  OO
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    0
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   8,928,571
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  0
Person With                                   -------------------
                  (10)  Shared Dispositive Power  8,928,571
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  8,928,571
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  42.4%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

     The Schedule 13D dated September 26, 1997 (the "Schedule 13D") of the Micky Arison 1995 Air Holdings Trust (the "Air Holdings Trust"), JMD Delaware, Inc. ("JMD"), James M. Dubin and Micky Arison is hereby amended as follows:

ITEM 2.     IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by (i) the removal of the Air Holdings Trust as a Reporting Person to the Schedule 13D and (ii) the addition of the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, Inc., MA 1997 Holdings, L.P., MA B Shares, L.P. and MA 1994 B Shares, Inc. as Reporting Persons to the Schedule 13D as follows:

     "V.     MICKY ARISON 1997 HOLDINGS TRUST

     2(a)      Name:  Micky Arison 1997 Holdings Trust (the "MA 1997 Trust")

     2(b)      State or Place of Organization:  Delaware

     2(c)(i)   Principal Business: The MA 1997 Trust is a Delaware trust that was formed for the benefit of Micky Arison, his spouse, their descendants and the spouses of their descendants. The Trustee of the MA 1997 Trust is JMD.

     2(c)(ii)  Address of Principal Business:  P.O. Box 1347,
1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(c)(iii) Address of Principal Office:  P.O. Box 1347, 1201
N. Market Street, Wilmington, Delaware 19899-1347

     2(d)      The MA 1997 Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     2(e)      The MA 1997 Trust was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     VI.     MA 1997 Holdings, L.P.

     2(a)      Name:  MA 1997 Holdings, L.P. ("MA 1997, L.P.")

     2(b)      State or Place of Organization:  Delaware

     2(c)(i) Principal Business: MA 1997, L.P. is a Delaware partnership that was formed to hold and manage the investments previously held by certain trusts for the benefit of Micky Arison, his spouse, their descendants and the spouses of their descendants. The general partner of MA 1997, L.P. is MA 1997 Holdings, Inc. The sole limited partner of MA 1997, L.P. is the MA 1997 Trust.

     2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(c)(iii) Address of Principal Office: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(d)      MA 1997, L.P. has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     2(e)      MA 1997, L.P. was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     VII.     MA 1997 Holdings, Inc. ("MA 1997, Inc.")

     2(a)      Name:  MA 1997 Holdings, Inc.

     2(b)      State or Place of Organization:  Delaware

     2(c)(i)   Principal Business: MA 1997, Inc. is a Delaware
corporation that was formed to serve as the general partner of MA
1997, L.P.

               The executive officers of MA 1997, Inc. are: James M. Dubin, Chairman and President; Jonathan R. Bell, Vice President and Treasurer; Denison
H. Hatch, Jr., Vice President and Secretary; Johannes R. Krahmer, Vice President and Assistant Treasurer; and Walter C. Tuthill, Vice President. The directors of MA 1997, Inc. are James M. Dubin, Denison H. Hatch, Jr. and Walter C. Tuthill. The sole stockholder of MA 1997, Inc. is the MA 1997 Trust. Each of Messrs. Dubin and Bell is an Attorney-at- Law at Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019. Each of Messrs. Hatch, Krahmer and Tuthill is an Attorney-at-Law at Morris, Nichols, Arsht & Tunnell, P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347. Each of Messrs. Dubin, Bell,

Hatch, Krahmer and Tuthill is a United States citizen.

     2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(c)(iii) Address of Principal Office: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(d)      MA 1997, Inc. has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     2(e)      MA 1997, Inc. was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws."

     VIII.     MA 1994 B Shares, L.P.

     2(a)      Name:  MA 1994 B Shares, L.P. ("B Shares, L.P.")

     2(b)      State or Place of Organization:  Delaware

     2(c)(i)   Principal Business: B Shares, L.P. is a Delaware partnership that was formed to hold and manage the investments previously held by certain trusts for the benefit of Micky Arison, his spouse, their descendants and the spouses of their descendants. The general partner of B Shares, L.P. is MA 1994 B Shares, Inc. The sole limited partner of B Shares, L.P. is the B Trust.

     2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(c)(iii) Address of Principal Office: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(d)      B Shares, L.P. has not, during the past five years, been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     2(e)      B Shares, L.P. was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     IX.     MA 1994 B Shares, Inc.

     2(a)      Name:  MA 1994 B Shares, Inc. ("B Shares, Inc.")

     2(b)      State or Place of Organization:  Delaware

     2(c)(i)   Principal Business: B Shares, Inc. is a Delaware corporation that was formed to serve as general partner of B Shares, L.P.

               The executive officers of B Shares, Inc. are: James M. Dubin, Chairman and President; Jonathan R. Bell, Vice President and Treasurer; Denison
H. Hatch, Jr., Vice President and Secretary; Johannes R. Krahmer, Vice President and Assistant Treasurer; and Walter C. Tuthill, Vice President. The directors of B Shares, Inc. are James M. Dubin, Denison H. Hatch, Jr. and Walter C. Tuthill. The sole stockholder of B Shares, Inc. is the B Trust. Each of Messrs. Dubin and Bell is an Attorney-at-Law at Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019. Each of Messrs. Hatch, Krahmer and Tuthill is an Attorney-at-Law at Morris, Nichols, Arsht & Tunnell, P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347. Each of Messrs. Dubin, Bell, Hatch, Krahmer and Tuthill is a United States citizen.

     2(c)(ii) Address of Principal Business: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(c)(iii) Address of Principal Office: P.O. Box 1347, 1201 N. Market Street, Wilmington, Delaware 19899-1347

     2(d)      B Shares, Inc. has not, during the past five years, been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     2(e)      B Shares, Inc. was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws."


ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by the addition thereto of the following:

     "Since the last report, the Reporting Persons have restructured their holdings with respect to 8,928,571 shares of

Common Stock. This was accomplished by: (a) the assignment by JMD, as Trustee of the Air Holdings Trust, of 696,429 shares of Common Stock to MA 1997, L.P., on December 31, 1997; and (b) the assignment by JMD, as Trustee of the B Trust, of 8,232,142 shares of Common Stock to B Shares, L.P. on December 31, 1997.

     The transfer of shares by the Reporting Persons in the December 31 Transactions (defined below in "Interest in Securities of the Issuer") were effected for certain estate planning, investment and other related purposes. None of the Reporting Persons have any current plans to change in any material way the management or operations of the Issuer."


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by the addition thereto of the following:

     "On December 31, 1997, JMD, as Trustee of the Air Holdings Trust, assigned 696,429 shares of Common Stock to MA 1997, L.P. and JMD, as Trustee of the B Trust, assigned 8,232,142 shares of Common Stock to B Shares, L.P. (the "December 31 Transactions"). The assignments were made for certain estate planning reasons, investment and other related purposes.

     Following the December 31 Transactions, the MA 1997 Trust beneficially owns an aggregate of 696,429 shares of Common Stock of the Issuer (approximately 3.3% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the sole stockholder of MA 1997, Inc. The MA 1997 Trust has shared voting and dispositive power with respect to the 696,429 shares held by MA 1997, L.P.

     Following the December 31 Transactions, MA 1997, L.P. beneficially owns an aggregate of 696,429 shares of Common Stock of the Issuer (approximately 3.3% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), which it holds directly. MA 1997, L.P. has shared voting and dispositive power with respect to all such shares.

     Following the December 31 Transactions, MA 1997, Inc. beneficially owns an aggregate of 696,429 shares of Common Stock of the Issuer (approximately 3.3% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has shared voting and dispositive power with respect to the 696,429 shares held by MA 1997, L.P.

     Following the December 31 Transactions, the B Trust beneficially owns an aggregate of 8,232,142 shares of Common Stock of the Issuer (approximately 39.1% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the sole stockholder of B Shares, Inc. The B Trust has shared voting and dispositive power with respect to the 8,232,142 shares held by B Shares, L.P.

     Following the December 31 Transactions, B Shares, L.P. beneficially owns an aggregate of 8,232,142 shares of Common Stock of the Issuer (approximately 39.1% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), which it holds directly. B Shares, L.P. has shared voting and dispositive power with respect to all such shares.

     Following the December 31 Transactions, B Shares, Inc. beneficially owns an aggregate of 8,232,142 shares of Common Stock of the Issuer (approximately 39.1% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has shared voting and dispositive power with respect to the 8,232,142 shares held by B Shares, L.P.

     Following the December 31 Transaction, JMD beneficially owns 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the trustee of both the MA 1997 Trust and the B Trust. JMD may be deemed to share voting and dispositive power with respect to the 8,928,571 shares that are indirectly held by the MA 1997 Trust and the B Trust. JMD disclaims beneficial ownership of all of such shares of Common Stock.

     Following the December 31 Transaction, James M. Dubin beneficially owns 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of being the sole stockholder of JMD. Mr. Dubin may be deemed to share voting and dispositive power with respect to the 8,928,571 shares that are indirectly held by the MA 1997 Trust and the B Trust. Mr. Dubin disclaims beneficial ownership of all of such shares of Common Stock.

     Following the December 31 Transaction, Micky Arison beneficially owns 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997), by virtue of the interest and authority granted to him under the trust instruments for the MA 1997 Trust and the B Trust. Mr. Arison shares voting and dispositive power with respect to the 8,928,571 shares that are indirectly held by the MA 1997 Trust and the B Trust.

     The Reporting Persons as a group beneficially own an aggregate of 8,928,571 shares of Common Stock of the Issuer (approximately 42.4% of the total shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Common Stock.

     Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of these shares of Common Stock.

     Except for the December 31 Transaction, the Reporting Persons have effected no transactions in shares of the Issuer's Common Stock during the past 60 days."


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

     Item 6 is hereby amended by the addition thereto of the following:

     "On December 31, 1997, JMD, as Trustee of the B Trust, JMD, as Trustee of the Air Holdings Trust, MA 1997, L.P., B Shares, L.P., Micky Arison and the Issuer entered into the Third Amendment of the Standstill Agreement, pursuant to which MA 1997, L.P. and B Shares, L.P. became parties thereto and the Issuer consented to the December 31 Transactions."


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended by the addition thereto of the following:

    "Exhibit 6 - Third Amendment of Standstill Agreement, dated as of December 31, 1997, by and among Pan Am Corporation, JMD Delaware, Inc., as Trustee of the Micky Arison 1995 Air Holdings Trust, JMD Delaware, Inc., as Trustee of the Micky Arison 1994 "B" Trust, MA 1997 Holdings, L.P., MA 1994 B Shares, L.P. and Micky Arison.

     Exhibit 7 - Consent to Joint Filing, dated as of February 16, 1998, among JMD Delaware, Inc., as Trustee of the Micky Arison 1997 Holdings Trust, JMD Delaware, Inc., as Trustee of the Micky Arison 1994 "B" Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD and James M. Dubin."

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 16, 1998      MICKY ARISON 1997 HOLDINGS TRUST

                              By:  JMD Delaware, Inc., Trustee

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President


                              MA 1997 HOLDINGS, L.P.

                              By: MA 1997 Holdings, Inc.,
                                  ----------------------------
                                  General Partner

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President


                              MA 1997 HOLDINGS, INC.

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President


                              MICKY ARISON 1994 "B" TRUST

                              By: JMD Delaware, Inc., Trustee

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President

                              MA 1994 B SHARES, L.P.

                              By: MA 1994 B Shares, Inc.,
                                  General Partner

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President


                              MA 1994 B SHARES, INC.

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President


                              JMD DELAWARE, INC.

                              By: /s/ Jonathan R. Bell
                                  ----------------------------
                                  Name: Jonathan R. Bell
                                  Title: Vice President



                                  /s/ James M. Dubin
                              --------------------------------
                                  James M. Dubin


                                  /s/ Micky Arison
                              --------------------------------
                                  Micky Arison